UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                  )*

Harvard Bioscience, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
416906105
(CUSIP Number)
Kerry Nelson
c/o Skystone Advisors LLC
Two International Place, 18th Floor
Boston, MA 02110
(617) 603-2081
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   416906105

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
HSO Limited Partnership Skystone Advisors LLC Kerry Nelson
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization HSO Limited Partnership -- Cayman Islands, British West Indies Skystone Advisors LLC -- Delaware Kerry Nelson -- United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
	8.	Shared Voting Power HSO Limited Partnership --3,490,557 shares Skystone Advisors LLC -- 4,755,575 shares Kerry Nelson -- 4,755,575 shares
	9.	Sole Dispositive Power HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
	10.	Shared Dispositive Power HSO Limited Partnership --3,490,557 shares Skystone Advisors LLC -- 4,755,575 shares Kerry Nelson -- 4,755,575 shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person HSO Limited Partnership --3,490,557 shares Skystone Advisors LLC -- 4,755,575 shares Kerry Nelson -- 4,755,575 shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) HSO Limited Partnership – 11.3% Skystone Advisors LLC – 15.4% Kerry Nelson – 15.4%
14.	Type of Reporting Person (See Instructions) HSO Limited Partnership -- PN Skystone Advisors LLC -- OO (Limited Liability Company) Kerry Nelson – IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Harvard Bioscience, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 84 October Hill Road, Holliston, MA 01746.

Item 2.	Identity and Background

(a) This statement is filed by HSO Limited Partnership (“HSO LP”), Skystone Advisors LLC (“Skystone LLC”), and Kerry Nelson (collectively, the “Reporting Persons”).

HSO LP is a Cayman Islands exempted limited partnership. Skystone LLC is a Delaware limited liability company, also registered in the Cayman Islands as a foreign company, the principal business of which is to serve as (1) the Investment Member of Highbridge Skystone GP SPV LLC (“GP SPV”), a Delaware limited liability company that serves as the general partner of HSO LP, and (2) the general partner of HSE Master Fund Limited Partnership (“HSE Master Fund”), a Cayman Islands exempted limited partnership. Ms. Kerry Nelson is the managing member and controlling person of Skystone LLC.

(b) The principal business address of HSO LP is The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands, British West Indies. The principal business address of Skystone LLC is Two International Place, Suite 1800, Boston, MA 02110. The principal business address of Ms. Nelson is c/o Skystone Advisors LLC, Two International Place, Suite 1800, Boston, MA 02110. The principal business address of GP SPV is c/o Skystone Advisors LLC, Two International Place, Suite 1800, Boston, MA 02110.

(c) The principal business of HSO LP is investing in securities. The principal business of Skystone LLC is acting as (1) the Investment Member of GP SPV and (2) the general partner of HSE Master Fund. The principal occupation of Ms. Nelson is as managing member of Skystone LLC and as such, investing in securities. The principal business of GP SPV is to serve as the general partner of HSO LP.

(d) None of the Reporting Persons nor GP SPV has, during the last five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor GP SPV has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Nelson is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

The source of fund used for the purchase of the Issuer’s securities was the working capital of HSO LP and HSE Master Fund. The aggregate funds used to purchase the shares owned by HSO LP and HSE Master Fund is approximately $18,675,345, including commissions.

Item 4.	Purpose of Transaction

The Reporting Person previously filed a Schedule 13G, initially on April 14, 2006, and as subsequently amended, with respect to their investment in the Shares.

The Reporting Persons (all references to the Reporting Persons in this Item 4 shall include GP SPV) have purchased the Issuer’s Shares for investment purposes in the Reporting Persons’ ordinary course of business based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending on changes in market prices of the Shares, overall market conditions, other investment opportunities, other investment considerations (including the Reporting Persons’ liquidity requirements), and/or changes in the Issuer’s operations, business strategy or prospects, the Reporting Persons may purchase, hold, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable. Additional transactions in the Shares may take place on the open market or in privately negotiated transactions or otherwise.

The Reporting Persons intend to continually monitor their investments in the Shares by evaluating the Issuer’s operations, prospects, business development, management, and capital structure, as well as the Issuer’s competitive position and strategic direction. The Reporting Persons may engage in discussions with management and the Board of Directors of the Issuer to discuss the Reporting Persons’ views concerning the business, operations, and future plans of the Issuer. The Reporting Persons may also discuss such matters with other shareholders, existing or potential strategic partners or competitors, industry analysts, investment and financing professionals, and other investors. Such factors and discussions may result in the Reporting Persons’ taking action with respect to their investment in the Shares as they deem appropriate including, without limitation, increasing or decreasing their ownership of Shares, seeking Board representation or proposing changes in the Issuer’s capitalization, operations, governance, or ownership structure. The Reporting Persons reserve the right to change their intention with respect to the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) All share numbers and ownership percentages are based on 30,809,418 shares of Common Stock outstanding as of October 26, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2007.

As of the date hereof, HSO LP beneficially owned 3,490,557 Shares, representing approximately 11.3% of the Issuer’s Shares outstanding. GP SPV, in its capacity as general partner of HSO LP, may be deemed to beneficially own the 3,490,557 Shares beneficially owned by HSO LP, representing approximately 11.3% of the Issuer’s Shares outstanding. As the Investment Member of GP SPVand as the general partner of HSE Master Fund, Skystone LLC may be deemed to beneficially own 4,755,575 Shares, which is the aggregate amount of Shares owned by HSO LP and HSE Master Fund, representing approximately 15.4% of the Shares outstanding. As the Managing Member of Skystone LLC, which in turn is the Investment Member of GP SPV and the general partner of HSE Master Fund, Ms. Nelson may be deemed to beneficially own the 4,755,575 Shares owned by HSO LP and HSE Master Fund, representing approximately 15.4% of the Shares outstanding. Skystone LLC and Ms. Nelson, directly or indirectly, may own interests in HSO LP and/or HSE Master Fund from time to time. Each of the Reporting Persons, by reason of the relationships set forth herein, is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such Shares.

(c) During the sixty (60) days preceding the date of this report, the Reporting Persons effected the following transactions in the Shares in the open market on NASDAQ:

Reporting Person	Trade Date	Shares Purchased/(Sold)	Price/Share
HSO LP/General Partner	09/25/2007	(73)	$4.5200
	09/28/2007	14,254	$4.4173
	10/01/2007	6,136	$4.4278
	11/15/2007	7,198	$3.8171
	11/15/2007	11,180	$3.7985
	11/16/2007	6,210	$3.8999

	11/16/2007	7,612	$3.8988
	11/16/2007	4,567	$3.9063
	11/19/2007	5,043	$3.7410
	11/20/2007	5,617	$3.8734

Skystone LLC/Kerry Nelson	09/25/2007	100	$4.5000
	09/25/2007	(100)	$4.5200
	09/28/2007	19,700	$4.4173
	10/01/2007	7,796	$4.4278
	10/12/2007	100	$4.6900
	11/15/2007	10,550	$3.8171
	11/15/2007	16,385	$3.7985
	11/16/2007	8,158	$3.8999
	11/16/2007	10,000	$3.8988
	11/16/2007	6,000	$3.9063
	11/19/2007	7,164	$3.7410
	11/20/2007	9,177	$3.8734

(d)  No person other than the Reporting Persons and GP SPV is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described elsewhere in this Statement, there are no understandings, arrangements, contracts or relationships among the Reporting Persons or GP SPV, or between the Reporting Persons and any other person, including GP SPV, relating to the Shares which are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

A. Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2007	HSO Limited Partnership
By: Skystone Advisors LLC, the Investment Member of the General Partner By: /s/ Kerry Nelson
Kerry Nelson, Managing Member
Dated: November 27, 2007	Skystone Advisors LLC By: /s/ Kerry Nelson
Kerry Nelson, Managing Member
Dated: November 27, 2007	/s/ Kerry Nelson
Kerry Nelson

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of November 27, 2007, is by and among HSO Limited Partnership, a Cayman Islands limited partnership, Skystone Advisors LLC, a Delaware limited liability company, and Kerry Nelson, an individual (the foregoing are collectively referred to herein as the "Skystone Filers").

Each of the Skystone Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, par value $0.01 per share, of Harvard Bioscience, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Skystone Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Skystone Filers upon one week's prior written notice (or such lesser period of notice as the Skystone Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

Dated: November 27, 2007	HSO Limited Partnership
By: Skystone Advisors LLC, the Investment Member of the General Partner By: /s/ Kerry Nelson
Kerry Nelson, Managing Member
Dated: November 27, 2007	Skystone Advisors LLC By: /s/ Kerry Nelson
Kerry Nelson, Managing Member
Dated: November 27, 2007	/s/ Kerry Nelson
Kerry Nelson